SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)



                                   Ezenia! Inc.
                                 --------------
                                (Name of Issuer)

                                   Common Stock
                         (Title of Class of Securities)

                                    302311105
                                    ---------
                                 (CUSIP Number)

                                 Samuel A. Kidston
                          	 North & Webster, LLC
                           10 Tower Office Park, Suite 420
                            	Woburn, MA 01801
                            ------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                July 24, 2009
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /_/.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



--------
1   The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           North & Webster, LLC
                               IRS No. 68-0620417
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    733,157*
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                733,157*
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     733,157*
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================
Includes 155,000 Shares held in managed accounts over which North & Webster, LLC, has voting and dispositive power.




================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Samuel A. Kidston
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     UNITED STATES
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    733,157*
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               733,157*
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     733,157*
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     IN
================================================================================
Includes 155,000 Shares held in managed accounts over which North & Webster, LLC, has voting and dispositive power.





================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           North & Webster Value Opportunities Fund, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   578,157
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               578,157
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     578,157
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.94%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     PN
================================================================================






          The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

ITEM 1    SECURITY AND ISSUER

          Title of Class of Securities

           Common Stock (the "Shares")

          Name and Address of Issuer

            Ezenia!Inc. (the "Company" or the "Issuer")
            14 Celina Ave, Suite 17-18
            Nashua, NY 03063



ITEM 2    IDENTITY AND BACKGROUND

          This  statement is being filed by North & Webster,  LLC ,
a   Delaware   limited liability company ("North & Webster"), whose principal business and principal office address is 10 Tower Office Park, Suite 420, Woburn, MA 01801. North & Webster acts as an investment advisor for third parties and serves as the General Parner of The North & Webster Value Opportunities Fund, L.P. ("Value Fund"). Accordingly, North & Webster may be deemed for purposes of Rule 13d-3 of the Securities and Exchange Act of 1934, as amended ("Rule
13d-3"), to be the beneficial owner of the Shares owned by Value Fund, The managing member of North & Webster is Samuel A. Kidston. North & Webster is the general partner of the North & Webster Value Opportunities Fund, LP, a Delaware limited liability company.

          Value Fund is a Delaware limited partnership whose principal business and principal office address is 10 Tower Office Park Suite 420, Woburn, MA 01801 and whose principal business is investing in securities in order to achieve its investment objectives.

          Mr. Kidston is a citizen of the United States and North & Webster is a Delaware limited liability company.
The  principal  business of Mr. Kidston
is acting as managing member of North & Webster. The principal business of North & Webster is providing investment advice to third parties and acting as general partner of Value Fund.
The principal office address of each of Mr. Kidston and North & Webster is 10 Tower Office Park, Suite 420, Woburn, MA 01801.

          During the past five years none of North & Webster, Value Fund, or Mr. Kidston has been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.




ITEM 3    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          As of August 3, 2009, North & Webster has caused the Value Fund and certain managed accounts to invest approximately $52,104 and $12,876, respectively in the Shares of the Issuer using their working capital.

ITEM 4    PURPOSE OF TRANSACTION

          The Shares were acquired for investment purposes. However, North & Webster may hold discussions with various parties, including, but not limited to, the Issuer's management,its board of directors and other shareholders on a variety of possible subjects regarding ways to increase shareholder value. Some of the suggestions North & Webster might make could affect control of the Issuer and/or may relate to the following: the merger, acquisition or liquidation of the Issuer to third parties, the sale or transfer of assets of the Issuer to third parties, operational matters, a change in the board of directors or the management of theIssuer, a change in the present capitalization or dividend policy of the Issuer or a change in the Issuer's charter or by-laws. North &
Webster intends to pay close attention to  developments at and pertaining to the Issuer, and, subject to market conditions and other factors deemed relevant by North & Webster, North & Webster may, directly or indirectly, purchase additional Shares of the Issuer or dispose of some or such Shares in open-market transaction or privately negotiated transactions. The Reporting Persons have no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

ITEM 5    INTEREST IN SECURITIES OF THE ISSUER

          (a) As investment manager of Value Fund, North & Webster may be deemed to have the sole voting and investment authority over the Shares owned by Value Fund for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended ("Rule 13d-3"), may be deemed to be the beneficial owner of 733,157 Shares representing approximately 5.0% of the outstanding shares of the Issuer (based upon 14,658,217 shares of Common Stock outstanding as of May 14, 2009, as reported on Form 10-Q for the period ended March 31, 2009.) North & Webster disclaims any beneficial ownership of the Shares covered by this Statement.


          Value Fund is the beneficial owner of 578,157 Shares or 3.94% of the outstanding shares of the Issuer.


          (c) North & Webster caused Value Fund to effect transactions in the Shares during the past 60 days as set forth below:



						NUMBER OF
   DATE              TYPE                      SHARES         PRICE/SHARE
   ----              ----                      ------         -----------

6/30/2009	open market purchase			600		0.20





North & Webster caused certain managed accounts to effect transactions in the Shares during the past 60 days as set forth below:



						NUMBER OF
   DATE              TYPE                      SHARES         PRICE/SHARE
   ----              ----                      ------         -----------

7/14/2009	open market purchase		1,700			0.16
7/24/2009	open market purchase		3,300			0.16






(d)         Inapplicable.

           (e)         Inapplicable.




ITEM 6   Inapplicable

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS

         Exhibit     Exhibit
         No.         Description
         ---     ---------------------------------------------------------------

         1 Joint Filing Agreement dated August 3, 2009 by and among North & Webster, LLC, North & Webster Value Opportunities
		  Fund, L.P., and Samuel A. Kidston.


                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: August 3, 2009          North & Webster, LLC

                                   By: /s/ Samuel A. Kidston
                                       ---------------------------------
                                       Name: Samuel A. Kidston
                                       Title: Managing Member


                                /s/ Samuel A. Kidston
                                -------------------------------------
                                Samuel A. Kidston


                             North & Webster Value Opportunities Fund, L.P.

                             By: North & Webster, LLC

                             By: /s/ Samuel A. Kidston
                             ---------------------------------
                             Name: Samuel A. Kidston
                             Title: Managing Member






                             JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated August 3, 2009 2006,(including amendments thereto) with respect to the Common Stock of Ezenia! Inc. This Joint Filing Agreement shall be filed as an
Exhibit to such Statement.

Dated: August 3, 2009         	   North & Webster, LLC

                                   By: /s/ Samuel A. Kidston
                                       ---------------------------------
                                       Name: Samuel A. Kidston
                                       Title: Managing Member


                            /s/ Samuel A. Kidston
                            -------------------------------------
                            Samuel A. Kidston


                           North & Webster Value Opportunities Fund, L.P.

                           By: North & Webster, LLC

                           By: /s/ Samuel A. Kidston
                          ---------------------------------
                           Name: Samuel A. Kidston
                           Title: Managing Member